Exhibit 99.1

Summary of the Company’s statutory financial statements for year ended December 31, 2016

NOTICE: The figures presented in this document have been derived from the Talend S.A.’s  stand-alone French statutory financial statements for the fiscal year 2016 prepared in accordance with French GAAP rules. These figures relate to Talend S.A. on a non-consolidated basis only, and do not include any financial information related to Talend S.A.’s subsidiaries.

Revenue

Total consolidated revenue increased by $30.0 million, or 40%, in the year ended December 31, 2016 compared to the year ended December 31, 2015. Growth in total revenue was attributable to increased demand for our products from both new and existing customers.

In France, revenue for fiscal year 2016 increased by more than 53% compared to fiscal year 2015.

Breakdown by activity and geographies is as follows (in Euros):

Breakdown by activity	France and Overseas Departments and Territories	EU and rest of world	2016	2015
Subscriptions & Support	16,248,513	4,319,414	20,567,927	15,308,644
Consulting	1,257,656	602,386	1,860,042	1,113,315
Training	421,027	133,621	554,648	761,841
Others	48,894	35,837	84,731	93,811
Intercompany	—	16,074,322	16,074,322	8,222,985
Total	17,976,090	21,165,580	39,141,670	25,500,595

Expense analysis :

With regard to the expense analysis, please note the following (in Euros):

Expense analysis	Year ended December 31, 2016	Year ended December 31, 2015
Total operating expenses	55,646,403	40,799,661
.employee related expenses	17,704,040	14,468,008
.intercompany expenses	27,848,986	19,633,464
.other operating expenses	10,093,377	6,698,190
Total non-operating expense	2,157,946	636,314
Total exceptional expenses	8,095	292
TOTAL EXPENSES	57,318,450	40,962,817

Employee related costs have increased by EUR 3.2 million, or +22% compared to year 2015, which is explained by a high workforce increase (+47%).

Intercompany expenses increased by 42% compared to fiscal 2015 (in conjunction with the increase of intra-group revenue by 95%), which are as follows:

•                  United-States of America: Increase in management fees for EUR 3,300,000 due to higher management expenses in the US.

•                  Germany: Increase in licensing costs for EUR 1 million.

•                  Ireland: Increase in management fees of EUR 800,000 mainly related to the recruitment of a VP of Emerging Markets.

•                  For all new subsidiaries (Australia, Canada, Singapore, Netherlands and Italy): licensing costs in the amount EUR 3 million due to geographical expansion in these regions.

Profit analysis

Compared income of the Company are as follows:

Income analysis	Year ended 12.31.2016	Year ended 12.31.2015
. operating income	(16,547,343)	(14,811,510)
. financial income	4,058,485	(528,733)
. Loss before income tax and non-operating expenses	(12,488,858)	(15,340,243)
. Non-operating profit	17,302	9,757
. income tax	(493,994)	(473,450)
Net income	(11,977,562)	(14,857,036)

The operating loss was slightly higher than for fiscal year 2015 (-1,735,833) in parallel with a very significant increase in external sales of +33.5% (+ EUR 5.8 million compared to fiscal 2015).

This is due to the significant investment made by the Company in new subsidiaries, which represents approximately EUR 3 million of licensing costs, coupled with an increase in management fees charged by the US.

Finance income increased significantly by EUR 4,587,000 compared to fiscal year 2015, due to higher foreign exchange gains on cash transactions with subsidiaries and interest on loans granted by the Company to its subsidiaries.

The increase in income tax receivables for 2016 corresponds to an increase in the Research Tax Credit (Crédit Impôt Recherche or “CIR”) allocated to the Company (+ 4.34%) compared to fiscal year 2015.

Balance sheet analysis (in Euros)

	ASSETS			LIABILITIES
	Year ended December 31, 2016	Year ended December 31, 2015		Year ended December 31, 2016	Year ended December 31, 2015

Fixed assets	7,953,732	7,603,300	Shareholders equity	59,773,078	(10,885,686)

Stock	0	0	Other equity capital	98,890	268,890

Other assets	86,538,444	19,610,452	Provisions for risks	2,097,771	761,718

			Other liabilities	9,109,967	15,187,910

Prepaid expenses	995,165	932,881	Deferred revenue and other current liabilities	25,575,278	22,813,801

TOTAL ASSETS	96,654,986	28,146,633	TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	96,654,986	28,146,633

Investments for the fiscal year 2016 amounted to EUR 639,191 broken down as follows:

•                  Leaseholds improvements: fittings out in Suresnes and Nantes offices for an amount of EUR 281,840

•                  Office equipment, computers, and furniture for an amount of EUR 308,230

•                  Capital investment: Investments in the share capital of the newly created subsidiaries for EUR 18,316

•                  Various deposits and guarantees: increase of the security deposit paid in connection with the lease agreement for the Suresnes office premises by EUR 14,505 which now amounts to EUR 103,986.03 and new deposit paid in execution of the lease agreement related to the Nantes office premises for EUR 18,060.

The adjustment in the financial year 2016 provision for retirement benefits is EUR 212,618 and has been recorded as a provision for risks and operating expenses.

The increase in “Other Assets” is related to the increase in available cash from the Company’s initial public offering of American Depositary Shares on the NASDAQ, and the significant increase in inter-company receivables, especially vis-à-vis the subsidiaries Talend, Inc., Talend Germany GmbH and Talend GmbH (Switzerland).

Main risks and uncertainties

Our business is subject to risks and uncertainties, related to:

•                  Our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow and ability to achieve and maintain profitability;

•                  the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•                  our ability to increase the number of subscription customers;

•                  our ability to renew and extend existing customer deployments;

•                  our ability to optimize the pricing for our subscription offerings;

•                  the growth in the usage of the Talend Data Fabric framework;

•                  our ability to innovate and develop the various open source projects that will enhance the capabilities of Talend Open Studio;

•                  our ability to provide superior subscription offerings and professional services;

•                  our ability to successfully introduce new product offerings;

•                  our ability to successfully expand in our existing markets and into new domestic and international markets;

•                  our ability to effectively manage our growth and future expenses;

•                  our ability to maintain, protect and enhance our intellectual property;

•                  general economic conditions that may adversely affect either our customers’ ability or willingness to purchase new or additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscriptions or affect customer retention;

•                  anticipated trends, growth rates and challenges in our business and in the markets in which we operate, including the continued adoption of big data technologies;

•                  our ability to comply with modified or new laws and regulations applying to our business, including copyright and privacy regulation;

•                  the attraction and retention of qualified employees and key personnel;

•                  the potential benefits of strategic collaboration agreements and our ability to enter into and maintain established strategic collaborations;

•                  developments relating to our competitors and our industry; and

•                  other risks and uncertainties, including those listed under the caption “Risk Factors” and elsewhere in our most recent filings with the Securities and Exchange Commission (“SEC”), including our report on Form 6-K filed with the SEC on May 11, 2017.